Exhibit 99.1

Copa Holdings Reports Financial Results for the Third Quarter of 2021

Panama City, Panama --- November 17, 2021.  Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the third quarter of 2021 (3Q21). The terms “Copa Holdings” and “the Company” refer to the consolidated entity.  The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in the financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the third quarter of 2019 (3Q19) (which the Company believes are more relevant than year-over-year comparisons due to the significant impacts in 2020 of the COVID-19 pandemic).

OPERATING AND FINANCIAL HIGHLIGHTS

▪

Copa Holdings reported a net profit of US$8.2 million for the quarter or US$0.19 per share. Excluding special items, the Company would have reported a net profit of US$29.9 million or US$0.70 per share. Special items include a US$32.1 million unrealized mark-to-market loss related to the Company’s convertible notes and a passenger revenue adjustment of (US$10.4) million corresponding to unredeemed coupons from 2019 and 2020 sales.

▪

Copa Holdings reported an operating profit of US$59.0 million for the quarter and an operating margin of 13.3%. Excluding the US$10.4 million passenger unredeemed coupon revenue adjustment, the Company would have reported an operating profit of US$48.6 million and an 11.2% operating margin.

▪	Operating cost per available seat mile (CASM) decreased 12.4% vs. 2Q21 to 8.8 cents. While CASM, excluding fuel costs, decreased 18.6% to 6.2 cents.
▪

Cash buildup, defined as cash proceeds minus disbursements, excluding extraordinary financing activities and asset sales but including capital expenditures and payment of financial obligations, resulted in US$54 million for the quarter.

▪

The Company ended the quarter with US$1.6 billion of available liquidity, consisting of approximately US$1.3 billion in cash, short-term and long-term investments, and US$345 million of committed and undrawn credit facilities.

▪	The Company closed the quarter with total debt, including lease liabilities, of US$1.6 billion.
▪	Flight operations, measured in terms of available seat miles (ASMs), represented 68.9% of the capacity flown over the same period in 2019.
▪	During the quarter, the Company announced three new destinations starting December 2021 — Atlanta in the U.S. and Armenia and Cucuta in Colombia.
▪	During the quarter, the Company exited the last Embraer 190 in its fleet and delivered two Boeing 737-700s to their new owner.
▪

Excluding the aircraft classified as assets held for sale, and including aircraft in temporary storage, Copa Holdings ended the quarter with a consolidated fleet of 87 aircraft – 68 Boeing 737-800s, 13 Boeing 737 MAX 9s, and 6 Boeing 737-700s, compared to a fleet of 102 aircraft the Company operated prior to the COVID-19 pandemic.

▪	The Company agreed with Boeing to accelerate the delivery of 12 Boeing 737 MAX 9s from its current order, two in 2022 and the other ten between 2023 and 2025.
▪	Copa Airlines had an on-time performance for the quarter of 89.4% and a flight completion factor of 99.84%, once again positioning itself amongst the best in the industry.

Consolidated Financial & Operating Highlights	3Q21	3Q19 (3)	Variance vs. 3Q19	2Q21	Variance vs. 2Q21
Revenue Passengers Carried (000s)	1,823	2,703	-32.6%	1,175	55.1%
RPMs (millions)	3,485	5,466	-36.2%	2,268	53.7%
ASMs (millions)	4,396	6,383	-31.1%	2,949	49.1%
Load Factor	79.3%	85.6%	-6.4 p.p.	76.9%	2.4 p.p.
Yield (US$ Cents)	12.0	12.5	-4.5%	12.4	-3.4%
PRASM (US$ Cents)	9.5	10.7	-11.5%	9.5	-0.4%
RASM (US$ Cents)	10.1	11.1	-8.8%	10.3	-1.9%
CASM (US$ Cents)	8.8	9.0	-2.6%	10.0	-12.4%
CASM Excl. Fuel (US$ Cents)	6.2	6.2	-0.2%	7.6	-18.6%
Fuel Gallons Consumed (millions)	52.0	82.0	-36.5%	35.3	47.4%
Avg. Price Per Fuel Gallon (US$)	2.13	2.16	-1.0%	1.98	7.7%
Average Length of Haul (miles)	1,912	2,022	-5.4%	1,930	-0.9%
Average Stage Length (miles)	1,213	1,295	-6.3%	1,194	1.6%
Departures	22,559	33,373	-32.4%	15,366	46.8%
Block Hours	69,308	109,614	-36.8%	46,426	49.3%
Average Aircraft Utilization (Hours) (2)	10.7	11.5	-7.2%	8.0	33.7%
Operating Revenues (US$ millions)	445.0	708.2	-37.2%	304.3	46.3%
Operating Profit (Loss) (US$ millions)	59.0	132.9	-55.6%	8.7	575.5%
Adjusted Operating Profit (Loss) (US$ millions) (1)	48.6	132.9	-63.4%	(1.7)	-3031.1%
Operating Margin	13.3%	18.8%	-5.5 p.p.	2.9%	10.4 p.p.
Adjusted Operating Margin (1)	11.2%	18.8%	-7.6 p.p.	-0.6%	11.8 p.p.
Net Profit (Loss) (US$ millions)	8.2	104.0	-92.1%	28.1	-70.6%
Adjusted Net Profit (Loss) (US$ millions) (1)	29.9	104.0	-71.2%	(16.2)	-284.6%
Basic EPS (US$)	0.19	2.45	-92.1%	0.66	-70.6%
Adjusted Basic EPS (US$) (1)	0.70	2.45	-71.3%	(0.38)	-284.6%
Shares for calculation of Basic EPS (000s)	42,649	42,487	0.4%	42,651	0.0%

(1)	Excludes Special Items. This earnings release includes a reconciliation of non-IFRS financial measures to the comparable IFRS measures.
(2)	Average Aircraft Utilization is calculated based on the Company’s active fleet, excluding aircraft in storage as well as those classified as assets held for sale.
(3)	The Company believes that comparisons with 2019 are more relevant than year-over-year comparisons due to the significant impacts in 2020 of the COVID-19 pandemic.

MANAGEMENT’S COMMENTS ON 3Q21 RESULTS

Improvements in vaccination rates and reduced travel restrictions in Latin America have positively impacted international travel demand in the region, allowing the Company to deploy additional capacity quarter-over-quarter. Although most countries continue to have travel restrictions and/or health requirements, downward trends in COVID-19 cases have led to a relaxation of these measures, which we expect should help to further increase air travel demand.

During the third quarter, the Company reported an operating profit of US$59.0 million, an operating margin of 13.3%, and a net profit of US$8.2 million. Excluding special items, the Company would have reported an operating profit of US$48.6 million, an operating margin of 11.2%, and a net profit of US$29.9 million. These figures compare to an adjusted operating profit of US$1.7 million and an adjusted net loss of US$16.2 million in the second quarter.

The Company managed to increase its capacity quarter-over-quarter by 49.1% while delivering RASM of 10.1 cents, a 1.9% decrease compared to 2Q21. The Company’s unit costs (CASM) excluding fuel came in at 6.2 cents, flat when compared to the same period in 2019, while available seat miles (ASM’s) for the quarter totaled 68.9% of 3Q19 capacity.

Excluding extraordinary financing activities and asset sales, but including capital expenditures and payment of financial obligations, cash buildup for the third quarter resulted in US$54 million. The Company ended the quarter with a cash balance of US$1.3 billion and total liquidity of US$1.6 billion.

The Company has a proven and very strong business model, which is built on operating the best and most convenient network for intra-Latin America travel from its Hub of the Americas® based on Panama’s advantageous geographic position, with the region’s lowest unit costs for a full-service airline, best on-time performance, and strongest balance sheet. Going forward, the Company expects to leverage its strong balance sheet, leading liquidity position, and lower cost base to continue strengthening its long-term competitive position and to implement initiatives to further strengthen its network and product in the post COVID-19 world.

OUTLOOK FOR 4Q21 AND FIRST HALF OF 2022

As a result of the uncertainty regarding the COVID-19 pandemic and the impact of changing travel restrictions, the Company will provide financial guidance only for the fourth quarter of 2021 and preliminary capacity guidance for the first half of 2022.

Subject to COVID-19 developments, including changes in government restrictions, among other factors, the Company currently expects its capacity in 4Q21 to reach approximately 5.1 billion ASMs or roughly 83% of 4Q19 ASMs. The Company expects its operating margin to be approximately 12% for 4Q21.

Financial Outlook	4Q21 Guidance	3Q21 Adjusted
Capacity (% of 2019)	~83%	69%
Operating Margin	~12%	11%

Factored in this outlook, the Company expects total revenues of approximately US$545 million or about 80% of 4Q19 total revenues, unit costs excluding fuel (Ex-Fuel CASM) of approximately 6.1 cents; and an all-in fuel price per gallon of $2.50, an increase of approximately 17% quarter-over-quarter.

For the first half of 2022, the Company expects to average approximately 92% of first half 2019 ASMs.

CONSOLIDATED THIRD QUARTER RESULTS

Operating revenue

Consolidated revenue for 3Q21 totaled US$445.0 million, mainly driven by passenger revenue.

Passenger revenue totaled US$417.5 million, a 39.1% decrease compared to the same period in 2019, on 31.1% less capacity. These results are mostly comprised of flown passenger ticket revenue, a US$10.4 million adjustment in unredeemed tickets related to 2019 and 2020 sales, and passenger-related ancillary revenue.

Cargo and mail revenue totaled US$21.1 million, a 43.9% increase compared to the same period in 2019, related to more cargo volume and higher yields.

Other operating revenue totaled US$6.5 million, mainly revenues from non-air ConnectMiles partners.

Operating expenses

Fuel totaled US$112.7 million, a decrease of 36.6% compared to the same period in 2019, on 36.5% fewer gallons consumed, and a 1.0% lower effective fuel price.

Wages, salaries, benefits, and other employees' expenses totaled US$68.0 million, representing a 40.0% decrease compared to the same period in 2019, mainly driven by a reduced headcount.

Passenger servicing totaled US$10.6 million, a decrease of 59.6% compared to the same period in 2019, as a result of 27.7% fewer passengers and a simplified onboard product offering due to temporary COVID-19 biosafety protocols.

Airport facilities and handling charges totaled US$39.4 million, a decrease of 16.9% compared to the same period in 2019, related to 32.4% fewer departures, and partially offset by higher airport fees in the U.S.

Sales and distribution totaled US$36.1 million, representing a decrease of 31.9% compared to the same period in 2019, due to lower sales made during Q3 2021.

Maintenance, materials, and repairs totaled US$24.0 million, a decrease of 21.6% compared to the same period of 2019, related to 37.1% fewer flight hours, mainly driven by less material consumption and component repairs.

Depreciation and amortization totaled US$55.7 million, mostly comprised of owned and leased flight equipment, maintenance events, and IT systems amortizations.

Flight operations totaled US$16.3 million, mostly related to overflight fees, a decrease of 38.7% compared to the same period in 2019, driven by 32.4% fewer departures.

Other operating and administrative expenses totaled US$23.2 million, mainly comprised of IT systems expenses, aircraft insurance, and cargo expenses, as well as other overhead expenses.

Non-operating Income (Expense)

Consolidated non-operating income (expense) resulted in a net expense of US$52.2 million.

Finance cost totaled US$18.6 million, driven by US$9.7 million convertible notes interest expense, US$6.2 million related to loan interest and commission expenses, and US$1.3 million in interest charges related to operating leases.

Finance income totaled US$2.7 million in proceeds from investments.

Net change in fair value of derivatives totaled a net (US$32.1) million unrealized mark-to-market loss related to the Company’s convertible notes.

Gain (loss) on foreign currency fluctuations totaled (US$2.6) million, mainly driven by the devaluation of the Brazilian real.

Other non-operating income (expense) totaled (US$1.6) million.

About Copa Holdings

Copa Holdings is a leading Latin American provider of passenger and cargo services.  The Company, through its operating subsidiaries, provides service to countries in North, Central and South America and the Caribbean. For more information visit: www.copaair.com.

CONTACT: Copa Holdings S.A.

Investor Relations:

Ph: 011 507 304-2774

www.copaair.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

Copa Holdings, S.A.

Income Statement - IFRS

(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%
	3Q21	3Q19	Change	2Q21	Change
Operating Revenues
Passenger revenue	417,466	685,337	-39.1%	281,258	48.4%
Cargo and mail revenue	21,082	14,647	43.9%	16,689	26.3%
Other operating revenue	6,451	8,226	-21.6%	6,311	2.2%
Total Operating Revenue	444,999	708,210	-37.2%	304,259	46.3%

Operating Expenses
Fuel	112,658	177,603	-36.6%	70,156	60.6%
Wages, salaries, benefits and other employees' expenses	68,049	113,398	-40.0%	55,071	23.6%
Passenger servicing	10,576	26,204	-59.6%	7,502	41.0%
Airport facilities and handling charges	39,407	47,022	-16.2%	27,021	45.8%
Sales and distribution	36,077	52,980	-31.9%	28,441	26.8%
Maintenance, materials and repairs	24,008	30,632	-21.6%	17,773	35.1%
Depreciation and amortization	55,702	72,876	-23.6%	59,526	-6.4%
Flight operations	16,291	26,572	-38.7%	10,891	49.6%
Other operating and administrative expenses	23,222	28,047	-17.2%	19,140	21.3%
Total Operating Expense	385,989	575,334	-32.9%	295,523	30.6%

Operating Profit (Loss)	59,010	132,876	-55.6%	8,736	575.5%

Non-operating Income (Expense):
Finance cost	(18,615)	(12,696)	46.6%	(18,625)	-0.1%
Finance income	2,679	6,121	-56.2%	2,745	-2.4%
Gain (loss) on foreign currency fluctuations	(2,620)	(9,641)	-72.8%	764	-443.1%
Net change in fair value of derivatives	(32,092)	-	n/m	33,898	-194.7%
Other non-operating income (expense)	(1,573)	(350)	349.1%	417	-477.6%
Total Non-Operating Income/(Expense)	(52,220)	(16,567)	215.2%	19,198	-372.0%

Profit (Loss) before taxes	6,790	116,309	-94.2%	27,935	-75.7%

Income tax expense	1,453	(12,332)	-111.8%	138	953.0%

Net Profit (Loss)	8,242	103,978	-92.1%	28,073	-70.6%

EPS
Basic	0.19	2.45	-92.1%	0.66	-70.6%

Shares used for calculation:
Basic	42,649,175	42,509,959		42,650,595

Copa Holdings, S. A. and subsidiaries

Consolidated statement of financial position

(US$ Thousands)

	September 2021	December 2020
ASSETS	(Unaudited)	(Audited)
Current Assets
Cash and cash equivalents	290,231	119,065
Short-term investments	901,645	770,816
Total cash, cash equivalents and short-term investments	1,191,876	889,881

Accounts receivable, net	110,035	63,206
Accounts receivable from related parties	1,562	1,429
Expendable parts and supplies, net	71,419	74,319
Prepaid expenses	25,650	30,473
Prepaid income tax	632	16,716
Other current assets	7,216	7,805
	216,514	193,948
Asset held for sale	22,243	135,542
TOTAL CURRENT ASSETS	1,430,633	1,219,371

Long-term investments	96,955	119,617
Long-term accounts receivable	12	1,054
Long-term prepaid expenses	22,688	6,066
Property and equipment, net	2,306,626	2,147,486
Right of use assets	183,354	214,279
Intangible, net	84,530	95,568
Deferred tax assets	36,432	35,595
Other Non-Current Assets	14,788	14,348
TOTAL NON-CURRENT ASSETS	2,745,385	2,634,013

TOTAL ASSETS	4,176,018	3,853,385

LIABILITIES
Loans and borrowings	154,140	127,946
Current portion of lease liability	74,526	83,605
Accounts payable	101,201	63,461
Accounts payable to related parties	10,088	2,970
Air traffic liability	553,252	470,695
Frequent flyer deferred revenue	94,748	91,213
Taxes Payable	34,200	13,400
Employee benefits obligations	16,710	33,995
Income tax payable	2,473	1,023
Other Current Liabilities	2,606	252
TOTAL CURRENT LIABILITIES	1,043,943	888,560

Loans and borrowings long-term	1,253,536	1,035,954
Lease Liability	122,692	146,905
Net Defined Benefit Liability	12,343	14,332
Derivative financial instruments	259,417	245,560
Deferred tax Liabilities	18,104	22,190
Other long - term liabilities	251,741	216,325

TOTAL NON-CURRENT LIABILITIES	1,917,832	1,681,265
TOTAL LIABILITIES	2,961,775	2,569,824

EQUITY
Issued Capital
Class A - 33,998,654 issued and 31,552,671 outstanding	21,290	21,199
Class B - 10,938,125	7,466	7,466
Additional Paid-In Capital	96,463	91,341
Treasury Stock	(136,483)	(136,388)
Retained Earnings	1,324,025	1,931,086
Net profit (loss)	(74,418)	(607,062)
Other comprehensive income (loss)	(24,099)	(24,082)

TOTAL EQUITY	1,214,243	1,283,561
TOTAL EQUITY LIABILITIES	4,176,018	3,853,385

Copa Holdings, S. A. and subsidiaries

Consolidated Statement of Cash Flows

For the nine months ended September 30,

(In US$ thousands)

	2021	2020	2019
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from (used in) operating activities	263,252	(75,298)	548,947
Cash flow used in investing activities	(140,844)	(2,333)	(32,863)
Cash flow from (used in) financing activities	48,758	141,162	(446,953)
Net increase in cash and cash equivalents	171,166	63,531	69,131
Cash and cash equivalents at January 1	119,065	158,732	156,158
Cash and cash equivalents at September 30	$290,231	$222,263	$225,289

Short-term investments	901,645	644,137	536,084
Long-term investments	96,956	139,503	124,169
Total cash and cash equivalents and investments at September 30	$1,288,832	$1,005,903	$885,542

Copa Holdings, S.A.

NON-IFRS FINANCIAL MEASURE RECONCILIATION

This press release includes the following non-IFRS financial measures: Adjusted Operating Profit, Adjusted Net Profit, Adjusted Basic EPS, Operating CASM Excluding Fuel, and Cash Buildup. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation, and should be considered together with comparable IFRS measures, in particular operating profit, and net profit. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Adjusted Operating Profit
and Adjusted Net Profit	3Q21	3Q20	2Q21	3Q19

Operating Profit as Reported	$59,010	$(106,966)	$8,736	$132,876
Subtract: Unredeemed Ticket Revenue provision reversal	$10,395		$10,395
Adjusted Operating Profit	$48,615	$(106,966)	$(1,659)	$132,876

Net Profit as Reported	$8,242	$(118,057)	$28,073	$103,978
Subtract: Unredeemed Ticket Revenue provision reversal	$10,395		$10,395
Add: Net change in fair value of derivatives	$32,092	$(3,591)	$(33,898)
Adjusted Net Profit	$29,939	$(121,648)	$(16,220)	$103,978

Reconciliation of Adjusted Basic EPS	3Q21	3Q20	2Q21	3Q19

Adjusted Net Profit	$29,939	$(121,648)	$(16,220)	$103,978
Shares used for calculation of Basic EPS	42,649	42,510	42,651	42,487
Adjusted Basic Earnings per share (Adjusted Basic EPS)	$0.70	$(2.86)	$(0.38)	$2.45

Reconciliation of Adjusted Operating Costs per ASM
Excluding Fuel (Adjusted CASM Excl. Fuel)	3Q21		2Q21	3Q19

Operating Costs per ASM as Reported (in US$ Cents)	8.8		10.1	9.0
Aircraft fuel per ASM (in US$ Cents)	(2.6)		(2.5)	(2.8)
Adjusted Operating Costs per ASM excluding fuel (in US$ Cents)	6.2		7.6	6.2

Reconciliation of Monthly Cash Buildup (Burn) for 2020 and 2021	3Q21	2Q21	1Q21	4Q20
Beginning Cash balance	$1,282	$1,203	$1,009	$1,006
Ending Cash balance	$1,289	$1,282	$1,203	$1,009
Net cashflows in the quarter	$7	$79	$194	$4
Subtract: Net Proceeds from new Aircraft Financing minus Pre Delivery Payments	$(57)	$(21)	$241	$-
Subtract: Others proceeds (assets sold and other non-op proceeds)	$11	$36	$20	$23
Cash Buildup (Burn) excluding extraordinary activities	$54	$64	$(68)	$(19)